1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
March 5, 2024	www.integraresources.com

INTEGRA ANNOUNCES C$10 MILLION BOUGHT DEAL PUBLIC OFFERING

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a "bought deal" basis, 11,112,000 units (the "Units") of the Company at a price of C$0.90 per Unit (the "Offering Price") for gross proceeds of approximately C$10 million (the "Offering").

Each Unit will consist of one common share of the Company (a "Common Share") and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one Common Share at an exercise price of C$1.20 for a period of 36 months from the closing of the Offering.

The Underwriters also have an option to purchase that number of additional Units equal to 15% of the number of Units sold pursuant to the Offering at Offering Price, for market stabilization purposes and to cover over-allotments for a period expiring 30 days after the date of closing.

The Company intends to use the net proceeds from the Offering to fund exploration and development expenditures at the DeLamar Project, the Nevada North Project, and for working capital and general corporate purposes.

The Offering will be qualified by way of a prospectus supplement (the "Prospectus Supplement") to the Company's existing base shelf prospectus (the "Base Shelf Prospectus") in each of the provinces and territories of Canada (other than the province of Quebec). The Prospectus Supplement (together with the Base Shelf Prospectus) will be available on SEDAR+ at www.sedarplus.ca.

Closing is expected on or about March 13, 2024 and is subject to TSX Venture Exchange (the "TSXV") and other necessary regulatory approvals. The Company will also use its best efforts to list the Warrants on the TSXV.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been registered under United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States, or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the U.S. Securities Act), absent such registration or an applicable exemption from such registration requirements.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning plans related to Integra's business and other matters that may occur in the future, made as of the date of this news release including closing of the Offering and the use of proceeds thereof; and listing of the Warrants on the TSXV. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to regulatory approval of the Offering and legislative and/or regulatory changes; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; Native American rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Integra has applied several material assumptions, including, but not limited to, the assumptions that all regulatory approvals of the Offering will be obtained and all conditions precedent to completion of the Offering will be fulfilled in a timely manner; that Integra will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Integra expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.